Exhibit 99.5

Consolidated Financial Statements

(Expressed in United States dollars)

CRH MEDICAL CORPORATION

Years ended December 31, 2013 and 2012

MANAGEMENT’S REPORT

The accompanying consolidated financial statements of CRH Medical Corporation are the responsibility of management and have been approved by the Board of Directors.  The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards, and where appropriate, reflect management’s best estimates and assumptions based upon information available at the time that these estimates and assumptions were made.

Management is responsible for establishing and maintaining a system of internal controls over financial reporting designed to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control.  The Board of Directors exercises this responsibility principally through the Audit Committee.  The Audit Committee consists of directors not involved in the daily operations of the Company.  The Audit Committee is responsible for engaging the external auditor, and meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

The Company’s external auditors, who are appointed by the shareholders, conducted an independent audit in accordance with Canadian generally accepted auditing standards and express their opinion thereon.

/s/Edward Wright	/s/Richard Bear
Chief Executive Officer	Chief Financial Officer

March 17, 2014

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of CRH Medical Corporation

We have audited the accompanying consolidated financial statements of CRH Medical Corporation, which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, the consolidated statements of operations and other comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of CRH Medical Corporation as at December 31, 2013 and 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP

Chartered Accountants

March 17, 2014
Vancouver, Canada

CRH MEDICAL CORPORATION

Consolidated Balance Sheets

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

	Notes	2013	2012

Assets

Current assets:
Cash and cash equivalents		$6,602,798	$4,511,770
Trade and other receivables	6	692,464	579,203
Prepaid expenses and deposits		136,616	101,614
Inventories		320,485	490,164
		7,752,363	5,682,751
Non-current assets:
Property and equipment	9	54,817	83,909
Intangible assets	10	133,341	121,689
Deferred tax assets	12	692,851	—
		881,009	205,598

Total assets		$8,633,372	$5,888,349

Liabilities

Current liabilities:
Trade and other payables	7	$238,575	$264,831
Employee benefits		114,678	70,690
Total liabilities		353,253	335,521

Shareholders’ Equity
Share capital	11	17,181,474	17,181,474
Contributed surplus		5,570,839	5,336,194
Accumulated other comprehensive income		(66,772)	(66,772)
Deficit		(14,405,422)	(16,898,068)
Total shareholders’ equity		8,280,119	5,552,828

Total liabilities and shareholders’ equity		$8,633,372	$5,888,349

Commitments and contingencies (note 15)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

/s/ Edward Wright	Director	/s/ Anthony Holler	Director
Edward Wright		Anthony Holler

CRH MEDICAL CORPORATION

Consolidated Statements of Operations and Comprehensive Income

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

		Notes	2013	2012

	Revenue:
	Product sales		$7,659,588	$6,828,601
	Other income		23,040	20,042
			7,682,628	6,848,643

	Expenses:
	Product sales expense	4	4,166,332	3,770,142
	Corporate expense	5	1,716,501	1,746,670
			5,882,833	5,516,812

	Income and comprehensive income before tax		1,799,795	1,331,831

	Deferred income tax recovery	12	692,851	—

	Net income and comprehensive income		$2,492,646	$1,331,831

Earnings per share	- basic	11(c)	$0.051	$0.027
	- diluted	11(c)	0.051	0.027

	Weighted average shares outstanding: - basic		48,746,914	48,746,914
	- diluted		48,824,242	48,845,345

See accompanying notes to consolidated financial statements.

CRH MEDICAL CORPORATION

Consolidated Statement of Changes in Equity

(Expressed in United States dollars)

				Accumulated
				other
	Number of	Share	Contributed	comprehensive
	shares	capital	surplus	income	Deficit	Total

Balance as at January 1, 2012	48,746,914	$17,181,474	$4,928,953	$(66,772)	$(18,229,899)	$3,813,756

Total net and comprehensive income for the period	—	—	—	—	1,331,831	1,331,831

Transactions with owners, recorded directly in equity:
Share-based compensation for stock option plan	—	—	407,241	—	—	407,241

Balance as at December 31, 2012	48,746,914	17,181,474	5,336,194	(66,772)	(16,898,068)	5,552,828

Total net and comprehensive income for the period	—	—	—	—	2,492,646	2,492,646

Transactions with owners, recorded directly in equity:
Share-based compensation for stock option plan	—	—	234,645	—	—	234,645

Balance as at December 31, 2013	48,746,914	$17,181,474	$5,570,839	$(66,772)	$(14,405,422)	$8,280,119

See accompanying notes to consolidated financial statements.

CRH MEDICAL CORPORATION

Consolidated Statements of Cash Flows

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

	Notes	2013	2012

Cash provided by (used in):

Operations:
Net income		$2,492,646	$1,331,831
Adjustments for:
Depreciation of property, equipment and intangibles		82,121	123,252
Share based compensation		234,645	407,241
Income tax recovery	12	(692,851)	—
Operating activity before changes in operating assets and liabilities		2,116,561	1,862,324
Change in trade and other receivables		(113,261)	(92,007)
Change in prepaid expenses and deposits		(35,002)	18,019
Change in inventories		169,679	(179,676)
Change in trade and other payables		(26,256)	27,397
Change in employee benefits		43,988	26,102
Cash provided by operating activities		2,155,709	1,662,159

Investments:
Acquisition of property and equipment		(19,529)	(17,685)
Acquisition of intangible assets		(45,152)	—
Cash used in investment activities		(64,681)	(17,685)

Increase in cash and cash equivalents		2,091,028	1,644,474

Cash and cash equivalents, beginning of year		4,511,770	2,867,296

Cash and cash equivalents, end of year		$6,602,798	$4,511,770

See accompanying notes to consolidated financial statements.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

1.              Reporting entity:

CRH Medical Corporation (CRH or the Company) was incorporated on April 21, 2001 under the Company Act of the Province of British Columbia and specializes in the treatment of hemorrhoids utilizing its treatment protocol and patented proprietary technology.

2.              Basis of preparation:

(a)         Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized for issue by the Board of Directors on March 17, 2014.

(b)         Basis of measurement:

The Company’s consolidated financial statements have been prepared on a going concern and historical cost basis.

(c)          Functional and presentation currency:

These consolidated financial statements are presented in United States dollars, which is the Company’s functional currency.

(d)         Use of estimates, assumptions and judgments:

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Reported amounts and note disclosure reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take.  Actual results could differ from those estimates.

(i)            Use of estimates and assumptions:

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relating to the assessment for impairment and useful lives of intangible assets, determining the fair value of options, estimates of accruals, estimation of useful lives of property, plant and equipment, the recoverability of trade receivables and the valuation of the deferred tax asset.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

2.              Basis of preparation (continued):

(d)         Use of estimates, assumptions and judgments (continued):

(ii)        Judgments:

Significant judgments made by management in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements includes the determination of functional currency.

3.              Significant accounting policies:

The accounting policies have been applied consistently by the subsidiaries of the Company.

(a)         Basis of consolidation:

These consolidated financial statements include the accounts of the Company and all subsidiary entities which are controlled by the Company.  The Company owns 100% of the outstanding equity in each of its subsidiaries.  All intercompany balances and transactions are eliminated on consolidation.

(b)         Cash equivalents:

The Company considers all highly liquid investments with an original maturity of 90 days or less, when acquired, to be cash equivalents, which are carried at amortized cost and are classified as loans and receivables.

(c)          Foreign currency:

Transactions in foreign currencies are translated to the respective functional currencies of the subsidiaries of the Company at exchange rates at the dates of the transactions.

Period end balances of monetary assets and liabilities in foreign currency are translated to the respective functional currencies using period end foreign currency rates.  Foreign currency gains and losses arising from settlement of foreign currency transactions are recognized in earnings.  Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date on which the fair value was determined.  Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(d)         Revenue recognition:

Revenue from product sales in the normal course of activities is measured at the fair value of the consideration received or receivable, net of returns and trade discounts.  The Company recognizes revenue from product sales at the time the product is shipped, which is when title passes to the customer, and when all significant contractual obligations have been satisfied, collection is probable and the amount of revenue can be estimated reliably.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

3.              Significant accounting policies (continued):

(e)          Employee benefits:

(i)            Salaries and short-term employee benefits:

Salaries and short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.  A liability is recognized for the amount expected to be paid under cash bonus plans if the Company has a legal or constructive obligation to pay an amount as a result of services rendered by an employee and the obligation can be estimated reliably.

(ii)        Termination benefits:

Termination benefits are expensed when the Company has demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

(f)           Inventories:

Inventories are measured at the lower of cost, determined using the first-in first-out method, and net realizable value.  Inventory costs include the purchase price and other costs directly related to the acquisition of inventory, and bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the Company’s ordinary course of business, less the estimated costs of completion and selling expenses.

(g)          Property and equipment:

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.  Where the costs of certain components of an item of property and equipment are significant in relation to the total cost of the item and have different useful lives, they are accounted for and depreciated separately.

The estimated useful lives and the methods of depreciation for the current and comparative periods are as follows:

Asset	Basis	Rate

Computer equipment	Declining balance	30%
Computer software	Declining balance	100%
Furniture and equipment	Declining balance	20%
Leasehold improvements	Straight-line	Shorter of initial lease term or useful life
Injection mold	Straight-line	5 years

This most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

3.              Significant accounting policies (continued):

(g)          Property and equipment (continued):

Estimates for depreciation methods, useful lives and residual values are reviewed at each reporting period-end and adjusted if appropriate.

(h)         Intangible assets:

Intellectual property, consisting of patents, is recorded at historical cost; including legal costs involved in expanding the countries in which the patents are recognized to the extent expected cash flows from those countries exceed these costs over the amortization period.  Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives and are measured at cost less accumulated amortization and accumulated impairment losses.  Intangible assets with finite lives are amortized over the following periods:

Asset	Basis	Rate

Intellectual property rights the CRH O’Regan System	Straight-line	15 years

Intellectual property new technology	Straight-line	20 years

(i)             Financial instruments:

Financial assets and financial liabilities are initially measured at fair value and are subsequently re-measured based on their classification as described below.  Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or liability, other than financial assets and liabilities classified at fair value through earnings, are added or deducted from the fair value of the respective financial asset or financial liability on initial recognition.  Transaction costs that are directly attributable to the acquisition of a financial asset or financial liability classified at fair value through earnings are recognized immediately in earnings.

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

The Company’s financial instruments are classified into the following categories: at fair value through earnings, loans and receivables, available for sale financial assets and other financial liabilities.  The classification depends on the nature and purpose of the financial asset and is determined at the time of initial recognition.

Financial assets at fair value through earnings are financial assets that are held for trading and include derivative instruments that are not included in a qualifying hedging relationship.  Financial assets classified as financial assets at fair value through earnings are initially measured at fair value with any gains or losses arising on re-measurement recognized in earnings.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

3.              Significant accounting policies (continued):

(i)             Financial instruments (continued):

The Company has classified cash and cash equivalents, trade and other receivables as loans and receivables, and trade payables, other financial liabilities and employee benefits as other financial liabilities.  Loans and receivables are initially measured at fair value and are subsequently re-measured at amortized cost using the effective interest method, less any impairment losses.  Other financial liabilities are initially measured at fair value and are subsequently measured at amortized cost using the effective interest method.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the other categories.  Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in other comprehensive income and presented within equity.  When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to income (loss).

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred, and the Company has transferred substantially all of the risks and rewards of ownership.

(j)            Impairment:

Financial assets:

Financial assets not carried at fair value through earnings are assessed at each reporting date to determine whether there is objective evidence that they are impaired.  The Company considers that a financial asset is impaired if objective evidence indicates that a loss event which negatively affected the estimated future cash flows has occurred after initial recognition of the asset.

An impairment test is performed, on an individual basis, for each material financial asset.  Other individually non-material financial assets are tested as groups of financial assets with similar risk characteristics.  Impairment losses are recognized in net income (loss).

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.  Losses are recognized in net income (loss) and reflected in an allowance account against the respective financial asset. Interest on the impaired asset continues to be recognized through the unwinding of the discount.  When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through net income (loss).

A permanent impairment loss for an available-for-sale investment is recognized by transferring the cumulative loss previously recognized in other comprehensive income to earnings.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

3.              Significant accounting policies (continued):

(j)            Impairment (continued):

Non-financial assets:

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment.  If such an indication exists, the recoverable amount is estimated.

The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows from other assets or groups of assets (cash-generating unit).  Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An asset’s carrying amount, increased through reversal of an impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(k)         Income taxes:

Income tax expense is comprised of current and deferred tax.  Current tax and deferred tax are recognized into earnings except to the extent that it relates to a business combination, or items recognized directly in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

3.              Significant accounting policies (continued):

(k)         Income taxes (continued):

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable earnings, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.  A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(l)             Share-based compensation:

The Company records share-based compensation related to stock options granted using the fair value based method estimated using the Black-Scholes model.  Under this method, compensation cost is measured at fair value at the date of grant and expensed, as employee benefits, over the period in which employees unconditionally become entitled to the award.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

(m)     Share capital:

Common shares are classified as equity.  Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

3.              Significant accounting policies (continued):

(n)         Earnings per share:

The Company presents basic and diluted earnings per share (EPS) data for its common shares.  Basic EPS is calculated by dividing the net income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held, if applicable.  Diluted EPS is determined by adjusting the income or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held if applicable, for the effects of all dilutive potential common shares.

(o)         Provisions:

Provisions are recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of resources will be required to settle the obligation.  Provisions are determined by discounting expected future cash outflows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.  Management uses judgment to estimate the amount, timing and probability of the liability based on facts known at the reporting date.  The unwinding of the discount is recognized as a finance cost.

(p)         Segment reporting:

The Company’s operations consist of the sale of medical products which constitute a single operating segment.

(q)         Comparative information:

Certain comparative information has been reclassified to conform with the presentation adopted in the current fiscal year.

(r)            Adoption of new accounting standards:

On January 1, 2013 the Company adopted the following accounting standards and amendments issued by the IASB:

•                  Amendments to IAS 1 - Presentation of Financial Statements

•                  Amendments to IFRS 7 - Financial Instruments: Disclosures

•                  IFRS 10 - Consolidated Financial Statements

•                  IFRS 11 - Joint Arrangements

•                  IFRS 12 - Disclosure of Interest in Other Entities

•                  IFRS 13 - Fair Value Measurement

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

3.              Significant accounting policies (continued):

(r)            Adoption of new accounting standards (continued):

The adoption of these accounting standards resulted in additional note disclosure and minor changes in presentation in the Company’s statement of comprehensive income, but otherwise did not have a significant impact on the Company’s consolidated financial statements.

(s)           New standards and interpretations not yet applied:

(i)            IFRS 9 - Financial Instruments:

In November 2009, the IASB issued IFRS 9 - Financial Instruments (IFRS 9 (2009)), and in October 2010 the IASB published amendments to IFRS (IFRS 9 (2010)).

IFRS 9 (2009) replaces the guidance in IAS 39 - Financial Instruments: Recognition and Measurement on the measurement and classification of financial assets.  The standard eliminates the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivables.  Financial assets will be classified into one of two categories on initial recognition:

•                  Financial assets measured at amortized cost; or

•                  Financial assets measured at fair value

Gains and losses on re-measurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income (OCI).  The election is available on an individual share-by-share basis.  Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39, except as described below.

Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in OCI, with the remainder of the change recognized in profit or loss.  However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss.  Amounts presented in OCI will not be reclassified to profit or loss at a later date.

In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013) and will align hedge accounting more closely with risk management.  The new standard removes the 1 January 2015 effective date of IFRS 9.  The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

3.              Significant accounting policies (continued):

(s)           New accounting standards (continued):

New standards and interpretations not yet applied (continued):

(i)            IFRS 9 - Financial Instruments (continued):

The Company intends to adopt IFRS 9 (2009), IFRS 9 (2010) and/or IFRS 9 (2013) in accordance with its future mandatory effective date.  The Company does not expect IFRS 9 (2009), IFRS 9 (2010) and/or IFRS 9 (2013) to have a material impact on the financial statements.  The classification and measurement of the Group’s financial assets is not expected to change under IFRS 9 (2009) because of the nature of the Company’s operations and the types of financial assets that it holds.

(ii)        IAS 32 - Offsetting Financial Assets and Liabilities:

In December 2011, the IASB issued Offsetting Financial Assets and Liabilities, an amendment to IAS 32 - Financial Instruments: Presentation.  The objective of this amendment to IAS 32 is to clarify when an entity has a right to offset financial assets and liabilities.  The effective date of this standard is January 1, 2014.  These amendments are to be applied retrospectively.  The Company expects to apply this standard to its financial statements beginning on January 1, 2014.  The Company is currently evaluating the impact of the amendment to IAS 32 on its financial statements.

(iii)    IFRIC 21 - Levies:

In May 2013, the IASB issued IFRIC1 21 - Levies.  The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation.  The effective date of this standard is January 1, 2014 and it to be applied retrospectively.  The Company expects to apply this standard to its financial statements beginning on January 1, 2014.  The Company does not expect the amendments to have a material impact on the financial statements.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

3.              Significant accounting policies (continued):

(s)           New accounting standards (continued):

New standards and interpretations not yet applied (continued):

(iv)      Annual improvements to IFRS:

In December 2013, the IASB issued narrow-scope amendments to the following standards as part of its annual improvement process.  Most amendments will apply prospectively for annual periods beginning on or after July 1, 2014, early adoption is permitted.  The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2014.  The Company does not expect the amendments to have a material impact on the financial statements.

•                  Definition of “vesting condition” in IFRS 2 Share-based payment;

•                  Classification and measurement of contingent consideration; and scope exclusion for the formation of joint arrangements in IFRS 3 Business Combinations;

•                  Disclosures on the aggregation of operating segments in IFRS 8 Operating segments;

•                  Measurement of short-term receivables and payables; and scope of portfolio exception in IFRS 13 Fair Value Measurement;

•                  Restatement of accumulated depreciation (amortization) on revaluation in IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets; and

•                  Definition of “related party” in IAS 24 Related Party Disclosures.

4.              Product sales expense:

	2013	2012

Employee related	$1,438,626	$1,010,268
Product cost and support	1,892,391	1,871,937
Office related	188,366	143,747
Insurance	43,296	43,927
Professional fees	449,680	472,496
Depreciation	26,587	34,568
Stock based compensation	127,386	193,199

	$4,166,332	$3,770,142

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

5.              Corporate expense:

	2013	2012

Employee related	$812,225	$756,405
Travel and entertainment	98,136	88,504
Office related	134,725	146,664
Insurance	53,785	53,789
Corporate	264,921	314,655
Professional fees	189,916	83,927
Depreciation	55,534	88,684
Stock based compensation	107,259	214,042

	$1,716,501	$1,746,670

6.              Trade and other receivables:

	2013	2012

Trade receivables	$676,855	$568,066
Other receivables	15,609	11,137

	$692,464	$579,203

7.              Trade payables:

	2013	2012

Trade payables	$165,315	$192,649
Other payables	73,260	72,182

	$238,575	$264,831

8.              Maturities of certain current assets and liabilities:

The Company’s current assets and current liabilities include all assets and liabilities that mature within the Company’s operating cycle.  There are no current assets or liabilities with maturities that extend beyond 12 months.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

9.              Property and equipment:

	Computer	Furniture
	equipment	and	Leasehold	Injection
	and software	equipment	improvements	mold	Total

Cost

Balance as at January 1, 2012	$79,710	$78,499	$31,352	$282,172	$471,733

Dispositions	—	(19,324)	(29,040)	(155,257)	(203,621)

Additions	8,331	9,354	—	—	17,685

Balance as at December 31, 2012	88,041	68,529	2,312	126,915	285,797

Dispositions	(75,825)	(28,991)	—	—	(104,816)

Additions	15,025	4,504	—	—	19,529

Balance as at December, 31, 2013	$27,241	$44,042	$2,312	$126,915	$200,510

	Computer	Furniture
	equipment	and	Leasehold	Injection
	and software	equipment	improvements	mold	Total

Accumulated depreciation

Balance as at January 1, 2012	$65,106	$46,118	$30,127	$224,781	$366,132

Dispositions	—	(19,324)	(29,040)	(155,257)	(203,621)

Depreciation expense	5,620	7,149	1,225	25,383	39,377

Balance as at December 31, 2012	70,726	33,943	2,312	94,907	201,888

Dispositions	(75,825)	(28,991)	—	—	(104,816)

Depreciation expense	12,991	10,247	—	25,383	48,621

Balance as at December, 31, 2013	$7,892	$15,199	$2,312	$120,290	$145,693

	Computer	Furniture
	equipment	and	Leasehold	Injection
	and software	equipment	improvements	mold	Total

Net book value

December 31, 2013	$19,349	$28,843	$—	$6,625	$54,817
December 31, 2012	17,315	34,586	—	32,008	83,909

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

10.       Intangible assets:

Patents

Cost

Balance as at January 1, 2012	$487,446

Additions	—

Balance as at December 31, 2012	487,446

Additions	45,152

Balance as at December 31, 2013	$532,598

Patents

Accumulated amortization

Balance as at January 1, 2012	$281,882

Amortization expense	83,875

Balance as at December 31, 2012	365,757

Amortization expense	33,500

Balance as at December 31, 2013	$399,257

Patents

Net book value

December 31, 2013	$133,341
December 31, 2012	121,689

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

11.       Share capital:

(a)         Authorized:

100,000,000 common shares without par value.

(b)         Stock option plan:

Under the Company’s stock option plan, the Company may grant options to its directors, officers, consultants and eligible employees for up to 6,370,000 shares of common stock.  The plan provides for the granting of stock options at the fair market value of the Company’s stock at the date of grant, and the term of options range from two to five years.  The Board of Directors may, in its sole discretion, determine the time during which options shall vest and the method of vesting.  Unless the Company is or becomes a Tier 1 issuer within the meaning of the policies of the exchange, all options under the Plan will be subject to vesting provisions determined by the Board of Directors, over a period of not less than 18 months, in equal portions on a quarterly basis.  Options granted to consultants providing investor relations activities will vest at the end of 12 months or longer from the date of issuance.

A summary of the status of the plan as of December 31, 2013 and 2012 are as follows (options are granted in CAD and USD amounts calculated using exchange rates at December 31, 2013 and 2012):

	Number of	Weighted average exercise price
	options	CAD	USD

Outstanding, December 31, 2011	4,697,750	$1.07	$1.08

Issued	360,000	0.28	0.28
Forfeited	(39,250)	0.89	0.89
Expired	(437,500)	2.17	2.19

Outstanding, December 31, 2012	4,581,000	0.90	0.85

Issued	340,000	0.60	0.56
Forfeited	(50,000)	1.52	1.43
Expired	(276,000)	2.14	2.02

Outstanding, December 31, 2013	4,595,000	$0.80	$0.75

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

11.       Share capital (continued):

(b)         Stock option plan (continued):

The following table summarizes information about the stock options outstanding at December 31, 2013:

		Options outstanding				Options exercisable
			Weighted	Weighted	Weighted
			average	average	average		Weighted	Weighted
			remaining	exercise	exercise		average	average
Exercise price		Number of	contractual	price	price	Number of	exercise	exercise
CAD	USD	options	life (years)	CAD	USD	options	price CAD	price USD

$0.28 - $0.58	$0.26 - $0.55	1,855,000	3.13	$0.50	$0.48	837,500	$0.53	$0.50
$0.59 - $0.83	$0.56 - $0.78	1,615,000	2.14	0.64	0.60	1,275,000	0.65	0.61
$0.84 - $1.90	$0.79 - $1.79	1,125,000	1.17	1.51	1.43	1,014,064	1.54	1.45

		4,595,000	2.30	$0.80	$0.75	3,126,564	$0.90	$0.85

As at December 31, 2012:

		Options outstanding				Options exercisable
			Weighted	Weighted	Weighted
			average	average	average		Weighted	Weighted
			remaining	exercise	exercise		average	average
Exercise price		Number of	contractual	price	price	Number of	exercise	exercise
CAD	USD	options	life (years)	CAD	USD	options	price CAD	price USD

$0.28 - $0.57	$0.28 - $0.58	1,855,000	4.13	$0.50	$0.51	373,750	$0.56	$0.56
$0.58 - $1.20	$0.59 - $1.21	1,401,000	1.25	0.70	0.70	1,249,441	0.67	0.68
$1.21 - $2.53	$1.22 - $2.55	1,325,000	1.66	1.68	1.69	773.439	1.70	171

		4,581,000	2.53	$0.90	$0.91	2,396,630	$0.99	$1.00

For the year ended December 31, 2013, the Company recognized $234,645 (2012 - $407,241), in compensation expense as a result of stock options awarded and vested.  Compensation expense is recorded in the consolidated statement of operations and comprehensive income and is allocated to product sales expenses (note 4) and corporate expenses (note 5) on the same basis as the allocations of cash compensation.

The weighted average fair value of stock options granted during the years ended December 31, 2013 and 2012 was $0.26 and $0.16 per share, respectively.  The estimated fair value of the stock options granted was determined using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2013	2012

Expected life of options	4.37 years	4.47 years
Risk-free interest rate	1.62%	0.54%
Dividend yield	0%	0%
Volatility	56%	74%
Pre-vest forfeiture rate	4.11%	4.47%

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

11.       Share capital (continued):

(b)         Stock option plan (continued):

There is no dividend yield because the Company does not pay, and does not plan to pay cash dividends on its common shares.  The expected stock price volatility is based on the historical volatility of the Company’s average monthly stock closing prices over a period equal to the expected life of each option grant.  The risk-free interest rate is based on yields from Canadian Government Bond yields with a term equal to the expected term of the options being valued.  The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.

(c)          Earnings per share:

The calculation of basic earnings per share for the years ended December 31, 2013 and 2012 is calculated as follows:

	2013			2012
		Weighted			Weighted
		average			average
		number of			number of
		common			common
	Net	shares	Per share	Net	shares	Per share
	income	outstanding	amount	income	outstanding	amount

Net earnings:

Earnings per common share:
Basic	$2,492,646	48,746,914	$0.051	$1,331,831	48,746,914	$0.027
Share options		77,328			98,431

Diluted	$2,492,646	48,824,242	$0.051	$1,331,831	48,845,345	$0.027

At December 31, 2013, 4,517,672 options (2012 - 4,482,569) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

12.       Income taxes:

(a)         Income tax expense is comprised of the following:

	2013	2012

Current tax expense	$—	$—
Deferred tax expense (recovery):
Recognition of previously unrecognized temporary differences	(1,208,230)	—
Change in unrecognized temporary differences	(16,078)	(911,671)
Origination and reversal of temporary differences	579,786	487,654
Change in enacted tax rates	(48,329)	424,017

Deferred income tax recovery	$(692,851)	$—

The reconciliation of income tax computed at statutory tax rates to income tax expense, using a 25.75% (2012 - 25%) statutory rate, is:

	2013	2012

Tax expense at statutory income tax rates	$463,338	$332,958
Recognition of previously unrecognized temporary differences	(1,208,230)	—
Change in unrecognized temporary differences	16,078	(911,671)
Permanent differences and other	92,937	158,168
Change in enacted tax rates	(46,109)	341,080
Other	(10,865)	79,465

Deferred income tax recovery	$(692,851)	$—

(b)         Recognized deferred tax assets and liabilities:

The Company had the following deferred tax assets and liabilities resulting from temporary differences recognized for financial statement and income tax purposes.

	2013	2012

Deferred tax assets:
Non-capital losses	$687,150	$14,280
Property and equipment	17,440	—

Deferred tax liabilities:
Intellectual property	(11,739)	(14,280)

Deferred tax asset/liability recognized	$692,851	$—

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

12.       Income taxes (continued):

(c)          Unrecognized deferred tax assets and liabilities:

Significant components of the Company’s unrecognized deferred tax assets and liabilities are as follows:

	2013	2012

Deferred income tax assets:
Non-capital losses	$9,000,875	$13,743,383
Property and equipment	—	44,472

Deferred tax asset not recognized	$9,000,875	$13,787,855

At December 31, 2013, the Company has tax losses of approximately $2.6 million (2012 - $4.7 million) from its Canadian operations and $9.0 million (2012 - $9.0 million) from its U.S. operations, available to reduce future years’ income taxes.  The Canadian losses are set to start expiring in 2026 and beyond and U.S. tax losses expire from 2025 and beyond.

Realization of the deferred tax assets is dependent on several factors, including a presumption of future profitability, which is subject to uncertainty.  During the year, management has assessed that the Canadian entity will have future profitability and therefore has recognized the tax losses.  The Company has not met the test that it is probable the deferred tax assets will be realized for its U.S. entity.

13. Capital disclosures:

The Company’s objective in managing capital is to safeguard its ability to continue as a going concern and to sustain future development of the business.  In the management of capital, the Company includes shareholders’ equity, excluding accumulated other comprehensive loss.  The Company’s objective is met by retaining adequate equity to provide for the possibility that cash flows from assets will not be sufficient to meet future cash flow requirements.  In order to maintain or adjust its capital structure, the Company may issue new shares.  The Board of Directors does not establish quantitative return on capital criteria for management.  The Company is not subject to any externally imposed capital requirements and the Company’s overall strategy with respect to capital management remains unchanged from the year ended December 31, 2012.

14.       Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, trade payables and other financial liabilities.  The fair values of these financial instruments approximate carrying value because of their short-term nature.  Cash and cash equivalents and trade and other receivables are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables and other financial liabilities are classified as other financial liabilities, which are also measured at amortized cost.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

14.       Financial instruments (continued):

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement.  There are three levels of inputs that may be used to measure fair value:

•                 Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                 Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•                 Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There are no financial assets and liabilities carried at fair value.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and market risk.

(a)         Credit risk:

Credit risk is the risk of financial loss to the Company if counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, and trade receivables.  The carrying amount of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions and only investing in liquid, investment grade securities.

The Company has a number of individual customers and no one customer represents a concentration of credit risk.

The carrying amount of trade receivables is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement within operating expenses.  When a receivable balance is considered uncollectible it is written off against the allowance.  Subsequent recoveries of amounts previously written off are credited against operating expenses in the income statement.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

14.       Financial instruments (continued):

(a)         Credit risk (continued):

No single physician practice accounts for more than 10% of the Company’s consolidated revenue.  Credit risk associated with the collection of receivables from physician practices is considered low.  The Company establishes a provision for losses on accounts receivable if it is determined that all or part of the outstanding balance in uncollectable.  Collectability is reviewed regularly and an allowance is established or adjusted, as necessary, using the specific identification method.  The following table sets forth details of the age of receivables that are not overdue as well as an analysis of overdue amounts and related allowance for the doubtful accounts.

	2013	2012

Total trade receivables	$703,461	$599,069
Less: allowance for doubtful accounts	26,606	31,003

Total trade receivables, net	$676,855	$568,066

Of which:
Current	$428,151	$365,657
Less than 60 days	95,148	114,989
Less than 90 days	155,140	58,763
90 days or greater	25,022	59,660

Total trade receivables	$703,461	$599,069

The carrying amount of financial assets represents the maximum credit exposure.  The maximum exposure to credit risk at the reporting date was:

	2013	2012

Cash and cash equivalents	$6,602,798	$4,511,770
Trade receivables	676,855	568,066

	$7,279,653	$5,079,836

Continuity of allowance for bad debts:
Beginning balance	$31,003	$26,003
Write-offs	11,897	—
Provision	7,500	5,000

Total allowance for bad debts	$26,606	$31,003

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

14.       Financial instruments (continued):

(b)         Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages its liquidity risk by monitoring forecasted and actual cash flows, as well as anticipated investing and financial activities.  The majority of the Company’s financial liabilities are due within 90 days.  The Company does not have long-term financial liabilities.

(c)          Market risk:

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect the Company’s income or the value of the financial instruments held.

(i)            Foreign currency risk:

The majority of the Company’s sales and purchases are made in U.S. dollars.  However, certain of the Company’s revenues and expenses are denominated in Canadian dollars.  Foreign currency risk reflects the risk that the Company’s earnings will be impacted by fluctuations in exchange rates.  During the year ended December 31, 2013, approximately 2.0% (2012 - 1.6%) of the Company’s sales were made in Canadian dollars and approximately 41% (2012 - 43%) of expenses was incurred in Canadian dollars.  With all other variables held constant, a 10% point increase in the value of the Canadian dollar relative to the U.S. dollar would have reduced net income by approximately $212,000 (2012 - $150,000) for the year ended December 31, 2013.  There would be an equal and opposite impact on the net income with a 10% point decrease in the value of the Canadian dollar relative to the U.S. dollar.

At December 31, 2013, the Company has Canadian dollar denominated working capital.  Foreign exchange gains and losses arising from the revaluation of these balances are included in net loss.  With all other variables held constant, a 10% point increase in the value of the Canadian dollar relative to the U.S. dollar would have increased net loss by approximately $1,100 (2012 - $16,694) for the year ended December 31, 2013, based on the net working capital position in Canadian dollars.  There would be an equal and opposite impact on the net loss with a 10% point decrease in the value of the Canadian dollar relative to the U.S. dollar.

The objective of the Company’s foreign exchange risk management activities is to minimize transaction exposures and the resulting volatility of the Company’s earnings.  The Company manages this risk by pricing sales in U.S. dollars or the currency of the expenses being incurred, and by reducing the exposure of liabilities denominated in Canadian dollars with Canadian dollar denominated monetary assets.  The Company has not entered into any forward foreign exchange contracts.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

14.       Financial instruments (continued):

(c)          Market risk (continued):

(i)            Foreign currency risk (continued):

The Company is exposed to currency risk of the following:

Expressed in U.S. dollar equivalent	2013	2012

Cash and cash equivalents	$105,433	$19,461
Trade receivables	21,490	33,755
Trade and other payables and other financial liabilities	137,664	115,150

(ii)        Interest rate risk:

The Company’s policy is to invest cash and equivalents at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for the Company.  Fluctuations in interest rates impact the value of cash equivalents.  The Company’s exposure to interest rate risk is limited, as the Company does not have any interest bearing financial liabilities.

15.       Commitments and contingencies:

(a)         The following are the minimum payments required for the lease of premises:

2014	$96,721

Rent expense for the year ended December 31, 2013 was $78,191 (2012 - $80,997).

(b)         The Company is a party to a variety of agreements in the ordinary course of business under which it may be obligated to indemnify third parties with respect to certain matters.  These obligations include, but are not limited to contracts entered into with physicians where the Company agrees, under certain circumstances, to indemnify a third party, against losses arising from matters including but not limited to medical malpractice and product liability.  The impact of any such future claims, if made, on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to final outcome of these potential claims.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

16.       Related party transactions:

Balances and transactions between the Company and its wholly owned subsidiary have been eliminated on consolidation and are not disclosed in this note.  Details of the transactions between the Company and other related parties are disclosed below:

(a)         Related party transactions:

The Company paid or accrued fees of $109,570 (2012 - $105,778) to Directors of the Company.  Additionally, the Company made product sales totaling $196,711 (2012 - $176,881) to three companies owned or controlled by three of the Company’s Directors.  The transaction terms with related parties may not be on the same price as those that would result from transactions among non-related parties.

(b)         Compensation of key management personnel:

Key management personnel compensation, including directors, is as follows:

	2013	2012

Salaries, directors’ fees and other benefits	$807,833	$759,601
Share-based payments	104,975	216,934

	$912,808	$976,535

(i)            Share-based payments represent the amount expensed during the year for options granted.

(ii)        There were no post employment, termination or other long-term benefits paid during the years ending December 31, 2013 and 2012.

17.       Segmented information:

Management has determined that the Company operates in one industry segment, being the sale of medical products.  Substantially all of the Company’s operations, assets and employees are located in Canada and the United States.